SECURITIES AND EXCHANGE COMMISSION
 		Washington, D.C. 20549


		        Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of July 28, 2003
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.








SECOND QUARTER 2003 RESULTS


Durango, Mexico, July 28, 2003 - Corporacion Durango, S.A. de C.V., (NYSE: CDG, BMV: CODUSA) ("Durango" or the
"Company"), the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for the second quarter ended June 30, 2003.
All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of June 30, 2003 and converted into U.S. dollars using the exchange rate at the end of the period.
All comparative figures for the second quarter of 2002 were prepared on a pro-forma basis after excluding the results of the Georgia mill operations.


BUSINESS ENVIRONMENT

A weak economy undermined the performance of the world pulp and paper industry. US paper companies struggled through a difficult second quarter, burdened with still high energy and fiber costs, prices declines, and lower volumes. With three years of contracting demand, surging imports, closures, cost-cutting, de-leveraging and remarkable supply management behind them, most industry analysts wonder themselves,what more can industry managements and their capital partners do to improve industry returns.

In Mexico, circumstances were even worse for paper producers like Durango due to a sharp decline in manufacturing activity and a corresponding decrease of advertising lineage in daily newspapers, as well as the fact that energy costs increased 40% higher than in the US as a result of an inefficient and costly Government operated energy monopoly. Durango was also greatly affected by higher recycled fiber costs -both imported and domestic, the very negative impact of a strong Mexican peso, a continuing flood of foreign paper imports, a restrictive banking system aggravating liquidity problems among its customers and the Mexican economy continuing to lag a very sluggish US economic recovery.
Finally, Mexico's current political stalemate and the failure to adopt needed structural reforms seem to have hampered the government's capacity to maneuver, forcing it to rely almost exclusively on the volatility of oil pricing and on the potential recovery of the US economy.





COMPANY'S PERFORMANCE

"While we continue to be very disappointed by external business conditions,we are pleased with what we have accomplished under the circumstances.
Notwithstanding a lackluster economy, our earnings improved from the first quarter of 2003. This has been accomplished with our strong manufacturing operations, better product mix and administrative costs controls", said Miguel Rincon, Chairman and CEO. "During this period, the Company was able to increase shipments while maintaining pricing levels in a very difficult economic and business environment, thus, increasing our EBITDA by 12%", added Rincon.



Although they have improved from the first quarter, the Company's results for the 2Q continued to reflect challenging business conditions in Mexico, which have been even more critical than those of the U.S.

The Company's EBITDA in the 2Q'03 was $18.0 million, well below the $ 41.7 million achieved in the 2Q'02. The decline of $23.7 million in earnings was primarily attributable to $8.5 million from 5% lower pricing, $14.2 million from higher unit production costs (energy, fibers and chemicals), and $ 1.1 million in SG&A expenses (reorganization costs).



3Q03  OUTLOOK

Commenting on the third-quarter outlook, Rincon said, "We anticipate a very tough external environment and a strongly competitive environment in Mexico based on a stronger peso. We expect flat demand, pricing and energy cost, with a moderated improvement in costs of raw materials. Some pickup in volume and easing of unit costs should lead to modestly stronger results in the 3Q'03. Looking ahead, we expect to see continuing improvement in several of our businesses. Obviously, much depends on the US economy and the resulting impact on Mexico. Dynamics for a broader economic recovery seem to be emerging, but the timing
still remains unclear.   Durango is focused on managing operations
with our run-to-demand strategy and wringing out additional cost savings to maximize our results", Rincon concluded.


FINANCIAL RESTRUCTURING

"The Company continues negotiations with its creditors with a view towards achieve an effective and sustainable restructuring that will recognize the new economic, industry and complex business environment in Mexico. The restructuring of Durango enable it to surge ahead as a world class company not only on the operating side, which it currently is, but also on the financial side, for the benefit of all its stakeholders. It has become obvious for the Company and its creditors that the difficult economic times we are living in the paper industry confirm that the Company decision to execute a financial restructuring soon rather than later," said Mayela R. Velasco, Durango Chief Financial Officer.


HIGHLIGHTS SECOND QUARTER 2003/2002


	Item				2Q03	1Q03	2Q02
 Total Shipments (000 Short Tons)	347.7	334.4	347.3
 Pricing (US$/Short Tons)		495	489	520
 Net Sales (US$Million)  		172.0	163.7	180.5
 Unit Cost (US$/Short Tons)		433	428	392
 EBITDA (US$Million)  			18.0	16.1	41.7
 EBITDA Margin				10%	10%	23%


Shipments  (000 Short tons)		2Q03	1Q03	2Q02
   Paper 				164.3	151.1	149.7
   Packaging 				160.7	160.1	173.6
   Other				22.7	23.2	24.0
        Total 				347.7	334.4	347.3


Prices   (US$/Short ton)		2Q03	1Q03	2Q02
   Paper				454	440	472
   Packaging				568	565	595
   Other				269	285	278
        Total				495	489	520


Net Sales (US$ million)			2Q03	1Q03	2Q02
  Paper					74.6	66.5	70.6
  Packaging				91.2	90.5	103.2
  Other					6.1	6.6	6.7
	Total				172.0	163.7	180.5


Unit Cost  (US$/ short ton)		2Q03	1Q03	2Q02
Total					433	428	392


EBITDA     (US$ million)		2Q03	Margin	1Q03	2Q02	Margin
Paper					5.5	7%	3.4	14.8	21%
Packaging				12.9	14%	13.0	23.8	23%
Other					-0.4	-7%	-0.3	3.1	46%
Total					18.0	10%	16.1	41.7	23%


HIGHLIGHTS FIRST HALF 2003/2002

		Item			1H03	1H02
 Total Shipments (000 Short Tons)	682.2	639.8
 Pricing (US$/Short Tons)		492	527
 Net Sales (US$Million)  		335.6	337.2
 Unit Cost (US$/Short Tons)		431	399
 EBITDA (US$Million)  			34.1	76.2
 EBITDA Margin				10%	23%




CONTACTS


       Corporacion Durango, S.A. de C.V.          The Global Consulting Group

        Mayela R. Velasco            			      Mariana Crespo
        +52 (618) 829 1008     				      (646) 284 9407
        mrinconv@corpdgo.com.mx     	                      mcrespo@hfgcg.com

        Miguel Antonio R.  				      Richard Huber
        +52 (618) 829 1070   				      (646) 284 9413
        rinconma@corpdgo.com.mx			              rhuber@hfgcg.com


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES                                                                  10.4370
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND JUNE 30, 2003 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2003
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, June 30,    June 30,
                                                         2002        2003        2003
                                                      (Audited)   (Unaudited) (Unaudited)
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    259,032$    541,283      51,862
  Accounts receivable, net .........................   1,961,325   1,924,287     184,372
  Taxes recoverable and other assets ...............      39,278      40,910       3,920
  Inventories, net .................................   1,293,468   1,158,338     110,984
  Prepaids .........................................      28,933      39,675       3,801
            Total current assets ...................   3,582,036   3,704,493     354,938
PROPERTY, PLANT AND EQUIPMENT, net .................  13,227,185  13,039,656   1,249,368
OTHER ASSETS, net ..................................     720,285     733,774      70,305
            Total  assets ..........................$ 17,529,506$ 17,477,923   1,674,612

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .   7,670,678   7,453,251     714,118
  Interest payable .................................     458,711     931,673      89,266
  Trade accounts payable ...........................     910,939     833,272      79,838
  Notes payable ....................................      50,258      44,078       4,223
  Accrued liabilities ..............................     495,797     411,079      39,387
  Employee profit-sharing ..........................       2,369         702          67
            Total  current liabilities .............   9,588,752   9,674,055     926,900
LONG-TERM DEBT .....................................   1,096,806   1,140,712     109,295
NOTES PAYABLE ......................................     138,733     121,115      11,604
DEFERRED TAXES......................................   2,034,336   1,983,455     190,041
LIABILITY FOR EMPLOYEE BENEFITS.....................     184,675     183,199      17,553
            Total long term liabilities ............   3,454,550   3,428,481     328,493
            Total  liabilities .....................  13,043,302  13,102,536   1,255,393
STOCKHOLDERS' EQUITY:
  Majority interest ................................   4,416,939   4,303,812     412,361
  Minority interest ................................      69,265      71,575       6,858
            Total stockholders' equity .............   4,486,204   4,375,387     419,219
            Total liabilities and stockholders' equi$ 17,529,506$ 17,477,923   1,674,61

               Exchange rate: $ 10.4370 per Dollar


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2003
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year    Acum.Jun    Acum.Jun
                                                                     2002        2003      US$ 2003
                                                                  (Audited)   (Unaudited)
OPERATING ACTIVITIES:
Net income (loss) ..............................................$ -3,588,364$   -279,601     -26,789
    Add (deduct)- Charges (credits) to income which do
       not require (provide) cash-
       Depreciation and amortization ...........................     481,528     204,170      19,562
       Provision for employee benefits .........................      12,787         791          76
       Special items ...........................................   1,469,429      27,577       2,642
       Amortization of Financial Comissions ....................     122,802      53,892       5,164
       Provision for deferred taxes ............................    -675,860    -131,141     -12,565
       Impairment ..............................................   1,577,289           0           0
       Other....................................................       4,001           0           0
       Total items which do not require cash....................   2,991,976     155,289      14,879
  Net resources generated from income ..........................    -596,388    -124,312     -11,911
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................    -377,513     135,130      12,947
    Decrease (Increase) in current assets ......................     -40,719     -12,374      -1,186
    Decrease (increase) in account receivables, net ............      -5,963      37,038       3,549
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................     881,024     302,730      29,005
  Resources generated by operating activities ..................    -139,559     338,212      32,405
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............     744,861    -253,301     -24,270
       Increase (Decrease) in capital ..........................           0     -33,691      -3,228
       Loss on shares acquisition ..............................           0      95,752       9,174
  Net resources generated from financing activities ............     744,861    -191,240     -18,323
INVESTMENT ACTIVITIES:
       Additions to property, plant and equipment...............    -456,646     -31,671      -3,034
       Divestiture to property, plant and equipment.............     147,477     249,302      23,886
       Disposition of subsidiaries .............................    -207,309           0           0
       Increase in deferred assets .............................    -369,232     -82,352      -7,890
       Minority interest .......................................      23,720           0           0
  Net resources applied to investing activities ................    -861,990     135,279      12,961
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -256,688     282,251      27,043
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     515,720     259,032      24,819
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    259,032$    541,283US    51,862


* The exchange rate of 10.4370 was used for translation purposes.


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2003


                                           Thousands of Pesos                 Thousands of Dollars
                                              2Q          2Q                      2Q          2Q
                                             2002        2003        Var         2002        2003        Var
                                           (Audited)  (Unaudited)             (Audited)   (Unaudited)
NET SALES ...............................$ 2,424,746$  1,794,856        -26%     231,569     171,971        -26%
COST OF SALES ...........................  1,985,234   1,569,733        -21%     189,202     150,400        -21%
     Gross profit........................    439,512     225,123        -49%      42,367      21,571        -49%

     Selling and Administrative expenses     160,231     144,058        -10%      15,343      13,803        -10%
     Operating income ...................    279,281      81,065        -71%      27,024       7,768        -71%
FINANCIAL EXPENSE:
Interest expense ........................    298,793     499,128         67%      28,656      47,823         67%
Interest income .........................     -7,141      -9,968         40%        -683        -956         40%
Exchange (gain) loss, net ...............    753,949    -285,864     N/A          72,621     -27,389     N/A
Gain on monetary position ...............    -94,949       7,222     N/A          -9,111         692     N/A
  Total financial expense ...............    950,652     210,518        -78%      91,483      20,170        -78%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -39,832       5,042     N/A          -3,840         483     N/A
  Total other income (expense) ..........    -39,832       5,042     N/A          -3,840         483     N/A
  Income (loss) before income and asset t   -711,203    -124,411        -83%     -68,299     -11,919        -83%
Provisions for income and asset taxes ...     23,137       7,288        -69%       2,227         698        -69%
Provision for deferred income taxes .....     -3,245     -71,853       2114%        -344      -6,884       1901%
  Net income after taxes ................   -731,095     -59,846        -92%     -70,182      -5,733        -92%
Extraordinary items .....................          0      33,220     N/A               0       3,183     N/A
Net income before minority interest......$  -731,095$    -93,066        -87%     -70,182      -8,916        -87%
  Minority interest......................     -1,220          94     N/A            -120           8     N/A
  Majority net income....................$  -729,875$    -93,160        -87%     -70,062      -8,924        -87%


  Depreciation & amortization                131,983     107,064        -19%      12,617      10,258        -19%
  EBITDA                                     411,264     188,129        -54%      39,641      18,026        -55%


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2003



                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2002        2003        Var         2002        2003        Var
                                           (Audited)  (Unaudited)             (Audited)   (Unaudited)
NET SALES ...............................$ 4,580,487$  3,550,060        -22%     437,320     335,641        -23%
COST OF SALES ...........................  3,783,605   3,105,912        -18%     360,485     293,677        -19%
     Gross profit........................    796,882     444,148        -44%      76,835      41,964        -45%

     Selling and Administrative expenses     323,731     287,737        -11%      31,003      27,167        -12%
     Operating income ...................    473,151     156,411        -67%      45,832      14,797        -68%
FINANCIAL EXPENSE:
Interest expense ........................    538,194     817,872         52%      51,617      77,401         50%
Interest income .........................    -16,345     -18,518         13%      -1,563      -1,760         13%
Exchange (gain) loss, net ...............    631,794      57,222        -91%      60,855       4,436        -93%
Gain on monetary position ...............   -192,643    -104,474        -46%     -18,503      -9,658        -48%
  Total financial expense ...............    961,000     752,102        -22%      92,406      70,419        -24%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -61,562     -52,373        -15%      -5,927      -4,843        -18%
  Total other income (expense) ..........    -61,562     -52,373        -15%      -5,927      -4,843        -18%
  Income (loss) before income and asset t   -549,411    -648,064         18%     -52,501     -60,465         15%
Provisions for income and asset taxes ...     94,388      45,262        -52%       9,081       4,237        -53%
Provision for deferred income taxes .....    -46,410    -131,141        183%      -4,591     -12,387        170%
  Net income after taxes ................   -597,389    -562,185         -6%     -56,991     -52,315         -8%
Extraordinary items .....................          0    -282,584     N/A               0     -26,112     N/A
Net income before minority interest......$  -597,389$   -279,601        -53%     -56,991     -26,203        -54%
  Minority interest......................      2,153         385        -82%         207          36        -83%
  Majority net income....................$  -599,542$   -279,986        -53%     -57,198     -26,239        -54%


  Depreciation & amortization                255,671     204,170        -20%      24,448      19,302        -21%
  EBITDA                                     728,822     360,581        -51%      70,280      34,099        -51%





This release contains forward-looking statements that involve
risks and uncertainties.    The actual results achieved by the
Company may differ significantly from the results discussed in
the forward looking statements.   Factors that may cause such
differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  July 28, 2003		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer